Exhibit (i)(iii)

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 22, 2021

JOHCM Funds Trust

53 State Street, 13th Floor

Boston, Massachusetts 02109

Re:	TSW Emerging Markets Fund, TSW High Yield Bond Fund, and TSW Large Cap Value Fund

Ladies and Gentlemen:

We are furnishing this opinion in connection with Post-Effective Amendment No. 4 under the Securities Act of 1933, as amended, and Amendment No. 6 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Registration Statement”) of JOHCM Funds Trust (the “Trust”) for registering Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares (the “Shares”) of TSW Emerging Markets Fund, TSW High Yield Bond Fund, and TSW Large Cap Value Fund (each, a “Fund” and collectively, the “Funds”), each a new series of the Trust.

We have acted as counsel for the Trust since its organization. We are familiar with the action taken by its Trustees to authorize this issuance of the Shares. We have examined its records of Trustee actions, its Amended and Restated Bylaws, and its Amended and Restated Agreement and Declaration of Trust of the Trust, as amended, on file at the office of the Secretary of The Commonwealth of Massachusetts. We have examined copies of the Registration Statement, in the form filed with the Securities and Exchange Commission, and such other documents as we deem necessary for the purpose of this opinion. This opinion is given with respect to Massachusetts law, which governs the organization of, and issuance of shares by, the Trust.

We assume that upon sale of the Shares the Trust will receive the net asset value thereof.

We are of the opinion, with respect to the Funds, that the Trust is authorized to issue an unlimited number of Shares of the Funds; and that when the Shares are issued and sold in accordance with the Registration Statement, they will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Amended and Restated Agreement and Declaration of

JOHCM Funds Trust	October 22, 2021

Trust of the Trust, as amended, disclaims shareholder liability for acts or obligations of the Trust and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking executed on behalf of the Trust by any Trustee, officer, employee or agent of the Trust. The Amended and Restated Agreement and Declaration of Trust of the Trust, as amended, provides for indemnification out of the property of a portfolio series of the Trust for all loss and expense of any shareholder of the portfolio series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the portfolio series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP